UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL, VNESHECONOMBANK SIGN AGREEMENTS FOR SECOND AND THIRD CREDIT LINES TO
FINANCE ELGA COAL COMPLEX DEVELOPMENT
Moscow, Russia — March 14, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that project company Elgaugol
OOO, which is part of Mechel Group, and State Corporation “Bank for Development
and Foreign Economic Affairs (Vnesheconombank)” signed agreements for the second and third credit lines of project financing for developing Elga Coal Complex’s first phase, for 2.085 billion US dollars and 418.7 million US dollars respectively.
The second credit line, totaling 2.085 billion US dollars, will be used to finance construction of Elga Coal Complex’s facilities until the complex’s coal mining and processing capacity reaches 11.7 million tonnes of run-of-mine coal a year, as well as completion of works aimed at increasing the Ulak-Elga railway’s capacity.
The third credit line totaling 418.7 million US dollars will be used to fund expenses on paying Vnesheconombank’s interest and fees for the second credit line until Elga Coal Complex’s first-phase facilities are launched, as well as to repay the 150-million-dollar bridge loan — the first credit line granted
Elgaugol OOO in October 2013.
49% of Elgaugol OOO’s shares, as well as the project company’s movable and real property will be offered as security on these credit lines. Vnesheconombank will also acquire 0.01% of Elgaugol OOO’s equity capital with following repurchase.
Vnesheconombank’s (VEB) Supervisory Board approved the agreement granting Mechel
OAO project financing totaling 2.5 billion US dollars in September 2013. The loan has a tenor of 13.5 years.
“We highly value our cooperation with Vnesheconombank, which lends support to our company in a fairly volatile period for the industry and the global financial market. Thanks to this loan we have fully resolved the issue of financing for the Elga project, which will be developed regardless of volatility in commodity markets,” Mechel OAO’s Chief Financial Officer Stanislav Ploschenko
said.
Note to editors:
State Corporation “Bank for Development and Foreign Economic Affairs
(Vnesheconombank)” is a key instrument for the state economic policy aimed at eliminating infrastructure limitations for economic growth, improving the efficiency of developing natural resources, developing high-tech industries, realizing innovative and production potential of small and medium-sized businesses, providing support for exports of Russian products, works and services.
Elga, located in southern Yakutia, is Russia’s largest and one of the world’s largest deposits of high-quality coking coal. Its reserves are estimated at 2.2 billion tonnes according to JORC standards.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
Ekaterina.videman@mechel.com
***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 14, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO